Issuer General Use Free Writing Prospectus dated January 17, 2017

Issuer Free Writing Prospectus Filed Pursuant to Rule 433

Supplementing the Preliminary Prospectus Supplement dated January 17, 2017

To Prospectus dated August 25, 2016

Registration Statement No. 333-213316

NEW YORK MORTGAGE TRUST, INC.

$120,000,000 aggregate principal amount of
6.25% Senior Convertible Notes due 2022

The information in this pricing term sheet relates only to New York Mortgage Trust, Inc.’s offering (the “offering”) of its 6.25% Senior Convertible Notes due 2022 (the “notes”) and should be read together with the preliminary prospectus supplement dated January 17, 2017 relating to the offering (the “preliminary prospectus supplement”) and the related base prospectus dated August 25, 2016 (the “accompanying prospectus”), filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, including the documents incorporated by reference therein.

The information in this pricing term sheet updates and, to the extent inconsistent, supersedes the information in the preliminary prospectus supplement and the accompanying prospectus. You should read the entire preliminary prospectus supplement, accompanying prospectus and documents incorporated by reference therein carefully, especially the “Risk Factors” sections and the consolidated financial statements and related schedules and notes, before deciding to invest in our securities. Terms used but not defined herein have the meanings given in the preliminary prospectus supplement.

Issuer:	New York Mortgage Trust, Inc.

Ticker / Exchange for common stock:	NYMT / Nasdaq Global Select Market

Title of securities:	6.25% Senior Convertible Notes due 2022

Aggregate principal amount offered:	$120,000,000 aggregate principal amount of notes (or $138,000,000 if the underwriter’s over-allotment option is exercised in full)

Maturity date:	January 15, 2022, unless earlier repurchased or converted

Price to public:	96% of principal amount plus accrued interest, if any, from January 23, 2017

Interest:	6.25% per annum, accruing from January 23, 2017

Interest payment dates:	January 15 and July 15, beginning July 15, 2017

Interest payment record dates:	January 1 and July 1 of each year

Last reported sale price:	$6.37 per share of the Issuer’s common stock on the Nasdaq Global Select Market on January 17, 2017

Initial conversion rate:	142.7144 shares of common stock per $1,000 principal amount of the notes (equivalent to a conversion price of approximately $7.01 per share of common stock based on a $1,000 principal amount of the notes)

Underwriting discounts and commissions:	3.6% of aggregate principal amount

Adjustment to conversion rate upon a make-whole fundamental change	The following table sets forth the number of additional shares by which the conversion rate shall be increased upon conversion in connection with a make-whole fundamental change:

Stock Price

Effective Date	$6.37	$6.75	$7.01	$7.25	$7.50	$8.50	$9.50
1/23/2017	7.9920	7.0258	6.4522	6.2511	4.6189	0.2267	0.0000
1/15/2018	9.2479	7.2466	6.5312	5.5614	3.9522	0.1679	0.0000
1/15/2019	10.5038	7.3485	6.6422	4.8718	3.2856	0.1091	0.0000
1/15/2020	11.7597	7.4980	6.7411	4.1821	2.6189	0.0973	0.0000
1/15/2021	13.0156	7.5701	6.8215	3.4925	1.9522	0.0000	0.0000
1/15/2022	14.2714	7.7215	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock price and effective date may not be set forth on the table, in which case, if the stock price is:

•                  between two stock prices on the table or the effective date is between two effective dates on the table, the number of additional shares will be determined by straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year;

•                  greater than $9.50 per share (subject to adjustment in the same manner and at the same time as the stock prices in the table above), the conversion rate will not be increased; and

•                  less than $6.37 per share (subject to adjustment in the same manner and at the same time as the stock prices in the table above), the conversion rate will not be increased

Notwithstanding the foregoing, in no event will the total number of shares of our common stock issuable upon conversion exceed 156.9858 per $1,000 principal amount of notes, subject to adjustment in the same manner as the conversion rate.

Original Issue Discount

The notes are being issued with original issue discount, or “OID,” for U.S. federal income tax purposes. Accordingly, U.S. holders will be required to include OID in gross income for U.S. federal income tax purposes in advance of the receipt of cash attributable to that income regardless of the holders’ method of tax accounting.

Use of proceeds:

The Issuer estimates that the net proceeds of this offering will be approximately $110.6 million (or approximately $127.3 million if the underwriter’s over-allotment option is exercised in full), after deducting the underwriter’s discounts and commissions and estimated offering expenses payable by the Issuer.

The Issuer intends to use the net proceeds of this offering to acquire the Issuer’s targeted assets and for general working capital purposes, which may include the repayment of indebtedness.

Trade date:	January 18, 2017

Expected settlement date:	January 23, 2017

Sole book-running manager:	Nomura Securities International, Inc.

CUSIP / ISIN:	649604 AD7 / US649604AD74

Listing:	The notes will not be listed on any securities exchange.

The Issuer has filed a registration statement (including a base prospectus, dated August 25, 2016, and a preliminary prospectus supplement, dated January 17, 2017) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates.  Before you invest, you should read the preliminary prospectus supplement and the accompanying prospectus, and the information incorporated therein by reference, and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering.  You may obtain these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov.  Alternatively, the Issuer, the book-running manager or any dealer participating in the offering will arrange to send you the preliminary prospectus supplement and the accompanying prospectus if you request them by contacting Nomura Securities International, Inc., Attention: Equity Syndicate, Worldwide Plaza, 309 West 49th Street, 5th Floor, New York, New York 10019-7316 or by calling (212) 667-9562.